FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
SETTLEMENT OF LITIGATION

VANCOUVER, CANADA, July 26, 2004, LEADING BRANDS, INC. (NASDAQ: LBIX), North America's only fully integrated premium beverage company, announces that all litigation and disputes among the company, its affiliates and management (together, the "Company") and Thomas C. Lines, Futuristic Brands USA, Inc., New Sun Beverages Company (USA) Inc. and other companies controlled by or associated with Mr. Lines (together the "Lines Group") have been settled. No payment was made by the Company to or on behalf of any member of the Lines Group. As part of the settlement, a substantial payment was made by Robert W. Miller, the former President of Leading Brands of America, Inc. ("LBAI") to LBAI and LBAI's lawsuit against Mr. Miller and related litigation was also settled. In addition, the license agreements for Mad Croc, Red Devil and New Sun beverages were terminated and certain suppliers of those products to LBAI forgave substantial claims that will result in the Company recording a six figure gain in the present quarter.

The Company withdraws and retracts any statements previously made by it in respect of any member of the Lines Group. In particular, the Company withdraws and retracts the allegations made in its news releases of February 19, 2004, and April 12, 2004.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America's only fully integrated premium beverage company. The Company's unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Soy2O™, Pez® 100% Juices™, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktails, and Cool Canadian® Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

We Build Brands™

©2004 Leading Brands, Inc.

This news release is available at www.LBIX.com

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